Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of March 17, 2020, Manhattan Bridge Capital Inc. (the “Company”, “we”, “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Common Stock, par value $0.001 per share (the “Common Shares”). The Common Shares are listed on The Nasdaq Capital Market under the symbol “LOAN”. The following is a summary of some of the terms of the Company’s Common Shares, This summary is not complete and is subject to and qualified in its entirety by reference to the Company’s Restated Certificate of Incorporation (the “Articles”) and Amended and Restated Bylaws (the “Bylaws”). The terms of the Common Shares are also subject to and qualified by the applicable New York law.

General

Under our Articles, we are authorized to issue up to twenty-five million (25,000,000) shares of Common Shares, and five million (5,000,000) preferred stock, par value $0.01 per share (the “Preferred Stock”).

Common Stock

Except as otherwise required by applicable law and subject to the preferential rights of any outstanding Preferred Stock, all voting rights are vested in and exercised by the holders of Common Stock with each Common Share being entitled to one vote. In the event of liquidation, holders of the Common Stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any. Holders of the Common Stock have no cumulative voting rights and no preemptive or other rights to subscribe for shares. Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors (the “Board”) out of funds legally available therefor.

In order to maintain our qualification for taxation as a Real Estate Investment Trust (“REIT”), we are required to distribute at least 90% of our REIT taxable income to our shareholders each year. To the extent we distribute less than 100% of our taxable income to our shareholders (but more than 90%) we will maintain our qualification for taxation as a REIT, but the undistributed portion will be subject to regular corporate income taxes. As a REIT, we may also be subject to federal excise taxes and minimum state taxes. We also intend to operate our business in a manner that will permit us to maintain our exemption from registration under the Investment Company Act of 1940, as amended. In addition, in order for us to qualify for taxation as a REIT, not more than 50% in value of our outstanding Common Stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code of 1986, as amended (the “IRC”), to include certain entities) at any time during the last half of each taxable year, and at least 100 persons must beneficially own our stock during at least 335 days of a taxable year of 12 months, or during a proportionate portion of a shorter taxable year. To help ensure that we meet the tests, our Articles restrict the acquisition and ownership of our capital stock. The ownership limitation is fixed at 4.0% of our outstanding shares of capital stock, by value or number of shares, whichever is more restrictive.

Authorized but Unissued Capital Stock

New York law does not require shareholder approval for any issuance of authorized shares, except in certain limited circumstances. However, the listing requirements of Nasdaq, which would apply for so long as our common shares are listed on one of the Nasdaq exchanges, require shareholder approval of certain issuances (other than a public offering) equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common shares, as well as for certain issuances of stock in compensatory transactions. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and unreserved common shares may be to enable our Board to sell shares to persons friendly to current management, for such consideration, in form and amount, as is acceptable to the Board, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive shareholders of opportunities to sell their common shares at prices higher than prevailing market prices.

Blank Check Preferred Shares

Our Board is empowered, without further action by stockholders, to issue from time to time one or more series of preferred shares, with such designations, rights, preferences and limitations as the Board may determine by resolution. The rights, preferences and limitations of separate series of preferred shares may differ with respect to such matters among such series as may be determined by the Board, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any) and voting rights. Certain issuances of preferred shares may have the effect of delaying or preventing a change in control of our company that some stockholders may believe is not in their interest.

Restrictions on Ownership of Capital Stock

In order for us to qualify to be taxed as a REIT under the IRC, shares of our capital stock must be owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year (other than the first year for which an election to qualify to be taxed as a REIT has been made). Also, not more than 50% of the value of the outstanding shares of our stock (after taking into account options to acquire shares of stock) may be owned, directly or indirectly, by five or fewer individuals (as defined in the IRC to include certain entities such as private foundations) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify to be taxed as a REIT, we must satisfy other requirements as well.

Our Articles provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own, beneficially or by virtue of the applicable constructive ownership provisions of the IRC, more than 4.0%, by value or number of common shares, whichever is more restrictive, of our aggregate outstanding capital stock, or such other percentage determined by our Board. As such, our Board, in its sole and absolute discretion, may exempt, prospectively or retroactively, a particular shareholder from the ownership limits or establish a different limit on ownership (the “Excepted Holder Limit”) if it obtains representations and undertakings from such shareholders as are reasonably necessary for the Board to determine that such shareholder’s beneficial or constructive ownership of our shares will not result in our being “closely held” under Section 856(h) of the IRC (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify to be taxed as a REIT. Any violation or attempted violation of any such representations or undertakings (or other action which is contrary to the restrictions contained in our restated certificate of incorporation) will result in such shareholder’s shares being automatically transferred to a charitable trust. As a condition of granting the waiver or establishing the Excepted Holder Limit, our Board may require an opinion of counsel or a ruling from the Internal Revenue Service (the “IRS”), in either case in form and substance satisfactory to our Board, in its sole discretion, in order to determine or ensure our status as a REIT. Notwithstanding the receipt of any ruling or opinion, our Board may impose such conditions or restrictions as it deems appropriate in connection with granting such a waiver or establishing an Excepted Holder Limit.

The ownership limits described above generally do not apply to Assaf Ran, our current chief executive officer, who, as of December 31, 2019, owns 26.2% of our outstanding common shares. In addition, our Board may grant such an exemption to such limitations in its sole discretion, subject to such conditions, representations and undertakings as it may determine.

We refer to the person or entity that, but for operation of the ownership limits or another restriction on ownership and transfer of shares as described below, would beneficially own or constructively own shares of our capital stock in violation of such limits or restrictions and, if appropriate in the context, a person or entity that would have been the record owner of such shares as a “Prohibited Owner.”

The constructive ownership rules under the IRC are complex and may cause shares owned beneficially or constructively by a group of related individuals and/or entities to be deemed owned beneficially or constructively by one individual or entity. As a result, even if a shareholder’s actual ownership does not exceed the share ownership limits described, on a constructive ownership basis such shareholder may exceed those limits.

In connection with granting a waiver of the ownership limits or creating an Excepted Holder Limit or at any other time, our Board may from time to time increase or decrease the common share ownership limit, for all other persons, unless, after giving effect to such increase, five or fewer individuals could beneficially own, in the aggregate, more than 49.9% in value of our outstanding shares or we would otherwise fail to qualify to be taxed as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of our common shares or our shares of all classes and series, as applicable, is, at the effective time of such reduction, in excess of such decreased ownership limit until such time as such person’s or entity’s percentage ownership of our common shares or our shares of all classes and series, as applicable, equals or falls below the decreased ownership limit; provided, however, any further acquisition of our common shares or shares of all other classes or series, as applicable, will violate the decreased ownership limit.

Thus, our Articles prohibit:

●	any person from beneficially or constructively owning, applying certain attribution rules of the IRC, shares of our capital stock that would result in our being “closely held” under Section 856(h) of the IRC (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify to be taxed as a REIT;
●	any person from transferring shares of our capital stock if the transfer would result in shares of our capital stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the IRC); and
●	any person from beneficially or constructively owning shares of our capital stock to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the IRC.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of shares of our capital stock described above, or who would have owned shares of our stock transferred to the trust as described below, must immediately give notice to us of such event or, in the case of an attempted or proposed transaction, give us at least 15 days’ prior written notice and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on ownership and transfer of shares of our capital stock will not apply if our Board determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, to be taxed as a REIT or that compliance with the restrictions and limits on ownership and transfer of shares of our capital stock described above is no longer required.

If any transfer of shares of our capital stock would result in shares of our capital stock being beneficially owned by fewer than 100 persons, the transfer will be null and void and the intended transferee will acquire no rights in the shares. In addition, if any purported transfer of shares of our capital stock or any other event would otherwise result in any person violating the ownership limits or an Excepted Holder Limit established by our Board, or in our being “closely held” under Section 856(h) of the IRC (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify to be taxed as a REIT or as a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the IRC, then that number of shares (rounded up to the nearest whole share) that would cause the violation will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us, and the intended transferee or other Prohibited Owner will acquire no rights in the shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violating transfer. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent a violation of the applicable ownership limits or our being “closely held” under Section 856(h) of the IRC (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify to be taxed as a REIT or as a “domestically controlled qualified investment entity,” then the transfer of the shares will be null and void and the intended transferee will acquire no rights in such shares.

Shares of our capital stock held in the trust will be issued and outstanding shares. The Prohibited Owner will not benefit economically from ownership of any shares of our capital stock held in the trust and will have no rights to distributions and no rights to vote or other rights attributable to the shares held in the trust. The trustee of the trust will exercise all voting rights and receive all distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or distribution made before we discover that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand by us. Subject to New York law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by a Prohibited Owner before our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust. However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

Shares of our capital stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the Prohibited Owner for the shares (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (ii) the market price on the date we, or our designee, accepts such offer. We may reduce the amount so payable to the Prohibited Owner by the amount of any dividend or distribution that we made to the Prohibited Owner before we discovered that the shares had been automatically transferred to the trust, and we may pay the amount of any such reduction to the trustee for distribution to the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our capital stock held in the trust as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, and the trustee must distribute the net proceeds of the sale to the Prohibited Owner and must distribute any distributions held by the trustee with respect to such shares to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits or the other restrictions on ownership and transfer of shares of our capital stock. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the Prohibited Owner an amount equal to the lesser of (i) the price paid by the Prohibited Owner for the shares (or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the trust (for example, in the case of a gift, devise or other such transaction), the market price of the shares on the day of the event causing the shares to be held in the trust) and (ii) the price per share received by the Trustee (net of any commissions and other expenses of sale) received by the trust for the shares. The trustee may reduce the amount payable to the Prohibited Owner by the amount of any distribution that we paid to the Prohibited Owner before we discovered that the shares had been automatically transferred to the trust and that are then owed by the Prohibited Owner to the trustee as described above. Any net sales proceeds in excess of the amount payable to the Prohibited Owner must be paid immediately to the charitable beneficiary. In addition, if, prior to the discovery by us that shares have been transferred to a trust, such shares are sold by a Prohibited Owner, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the Prohibited Owner received an amount for or in respect of such shares that exceeds the amount that such Prohibited Owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The Prohibited Owner has no rights in the shares held by the trustee.

In addition, if our Board determines that a transfer or other event has occurred that would violate the restrictions on ownership and transfer of shares of our stock described above, our Board may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem the shares, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 4% or more (or such lower percentage as required by the IRC or the regulations promulgated thereunder) of our capital stock, within 30 days after the end of each taxable year, must give us written notice stating the shareholder’s name and address, the number of shares of each class and series of our capital stock that the shareholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide to us such additional information as we may request in order to determine the effect, if any, of the shareholder’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our capital stock and any person or entity (including the shareholder of record) who is holding shares of our capital stock for a beneficial owner or constructive owner must, on request, provide to us such information as we may request in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the ownership limits.

Certificates or other evidence representing shares of our capital stock will bear a legend referring to the restrictions on ownership and transfer of shares of our capital stock described above.

The restrictions on ownership and transfer of shares of our stock described above could delay, defer or prevent a transaction or a change in control, including one that might involve a premium price for our common shares or otherwise be in the best interests of our shareholders.

Anti-Takeover Effects of the Company’s Articles and Bylaws

Certain provisions of the Company’s Articles and Bylaws could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of the Company. For example, the Company’s Articles and Bylaws include provisions that:

●	require the request of holders of a majority of the issued and outstanding shares of the capital stock of the Company entitled to vote at a meeting, to call a special shareholders’ meeting;

●	allow the Board, subject to a majority vote of the entire Board, to amend or repeal the Company’s Bylaws and to adopt new bylaws; and

●	allow the Board to increase or decrease the number of directors comprising the Board, as long as the number of directors constituting the entire Board shall be not less than one (1) nor more than nine (9) directors, and to fill any vacancies on the Board.